January 30, 2020

William Stockton
Chief Executive Officer
Ohia Development Corp.
73-1089 Mahilani Drive
Kailua Kona, Hawaii 96740

       Re: Ohia Development Corp.
           Amendment No. 1 to Preliminary Offering Circular on Form 1-A Filed January 27, 2020
           File No. 024-11121

Dear Mr. Stockton:

       We have reviewed your amended offering statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 19, 2019 letter.

Amendment 1 to Form 1-A

Certain Relationships and Related Transactions, page 30

1. We note your disclosure that you have entered into a Land Purchase Agreement with
      Lehua Court LLC for the Phase 1 property. Please describe the material terms of this agreement and the approximate dollar value of the amount involved in the transaction.
      See Item 404(d) of Regulation S-K. Please also revise the exhibit index to reflect that you have filed the Land Purchase Agreement as an exhibit.
 William Stockton
FirstName LastNameWilliam Stockton
Ohia Development Corp.
Comapany NameOhia Development Corp.
January 30, 2020
Page 2
January 30, 2020 Page 2
FirstName LastName
       You may contact Paul Cline at 202-551-3851 or Kristina Marrone at 202-551-3429 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:      Franklin Ogele